21 January 2009

VIA FACSIMILE (703) 813-6963

Securities and Exchange Commission
Attn: Ms. Janice McGuirk, Examiner
c/o Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

     Re: Oakleys Shooting Range, Inc.

Dear Ms. McGuirk:

     I, as the president of Oakleys Shooting Range, Inc., do hereby request the qualification of Forms 1-A and 2-A previously filed with the Securities and Exchange Commission as of January 25, 2010. Please contact the Company's attorney, Jennifer M. Krueger, at (608) 268-5577 to confirm that the filing has cleared.

     Thank you for your cooperation with this matter.

                      Sincerely,

                      Nancy Bode

                      Nancy Bode, President
                      Oakleys Shooting Range, Inc.

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